EX-99.77C

Upon notice duly given, a special meeting of shareholders of Ameritas Index 500 Portfolio was held on June 25, 2007 for the purpose of approving a new Investment Sub-Advisory Agreement with Summit Investment Partners, Inc. The voting results were as follows:

For	570,839.940 shares (92.594% of outstanding)
Against	11,144.711 shares (1.808% of outstanding)
Abstain	34,512.954 shares (5.598% of outstanding)